

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Rafael Pinedo
President and Principal Executive Officer
CAM Group, Inc.
5900 Balcones Drive,
Suite 100
Austin, TX 78731

> **Re: CAM Group, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 18, 2023**
> **File No. 024-12339**

Dear Rafael Pinedo:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023, letter.

Amendment No. 1 to Offering Statement on Form 1-A, Filed December 18, 2023

Risk Factors
Our Business Model is Evolving
Manage potential future acquisitions, investments, divestitures, joint ventures and other transactions successfully, these activities..., page 17

1.  We note your disclosure on page 30 that you plan to engage in mergers and acquisition activity in England, France and other NATO countries. Please amend this risk factor, or create a new risk factor, to highlight that you may lose the benefit of a Regulation A exemption in the event your principal place of business shifts to outside the United States or Canada.

<u>Description of the Business</u>
<u>Organization and History, page 29</u>

2.      We note your response to comment 5 and reissue. We acknowledge your amended disclosure stating that the March 22, 2022, agreement was with Technomeca Defense, Inc., rather than with Mr. Rafael A. Pinedo. However, since Mr. Pinedo directs Technomeca Defense, Inc. and is now also the President and CEO of the Company, please provide the information required by Item 13 of Form 1-A (Interest of Management and Others in Certain Transactions) or tell us why you believe such information is not required.

<u>Exhibits</u>

3.      Please file or advise why you believe the March 22, 2022, agreement to purchase the control block of CAMG should not be filed under Item 17 of Form 1-A.

<u>General</u>

4.      We note your response to comment 1 and reissue in part. We acknowledge the inclusion of a new Amended and Restated Articles of Incorporation; however, your file on the website for the Nevada Secretary of State still states that you have authorized 100,000,000 shares of common stock. Please clarify this discrepancy.

        Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.


                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc:     Frank I Igwealor, Esq.